                                                              OMB APPROVAL
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D(1)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                          ARVIDA/JMB PARTNERS, L.P.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

         Limited Partnership Interests and Assignee Interests Therein
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                      N/A
- --------------------------------------------------------------------------------
                                (CUSIP Number)


                              Michael L. Ashner
                       Raleigh Capital Associates L.P.
                      100 Jericho Quadrangle, Suite 214
                         Jericho, New York 11735-2717
                                (516) 822-0022
- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                               August 15, 1996
- --------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)



 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

 Check the following box if a fee is being paid with the statement [  ].
 (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)U>(See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                             (Page 1 of 8 Pages)


- -------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)This Amendment No. 1 amends certain information contained in the final amendment to Schedule 14D-1 (the "Final Amendment") filed by Raleigh Capital Associates L.P. ("Raleigh Capital"), Raleigh GP Corp., Rockland Partners, Inc. and Zephyr Partners on August 6, 1996, which constituted the initial filing on
Schedule 13D by such entities under Section 13(d) of the Act.

                                  SCHEDULE 13D

  CUSIP NO.   N/A                                              Page 2 of 8 Pages
           ---------

- --------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Raleigh Capital Associates L.P.
- --------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
  3      SEC USE ONLY

- --------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

                  AF; WC
- --------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)


- --------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OR ORGANIZATION

                  Delaware
- --------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                                 0
                ----------------------------------------------------------------
    NUMBER OF     8     SHARED VOTING POWER
     SHARES
  BENEFICIALLY                   79,701 Units
    OWNED BY    ----------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                      0
      WITH      ----------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                                 79,701 Units
- --------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         79,701 Units
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         19.7%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

                         PN
- --------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

  CUSIP NO.   N/A                                              Page 3 of 8 Pages
           ---------


- --------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Raleigh GP Corp.
- --------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                         (b) [ ]


- --------------------------------------------------------------------------------
  3      SEC USE ONLY


- --------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

                  N/A
- --------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)


- --------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OR ORGANIZATION

                  Delaware
- --------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                                   0
                ----------------------------------------------------------------
    NUMBER OF     8     SHARED VOTING POWER
     SHARES
  BENEFICIALLY                   79,701 Units**
    OWNED BY    ----------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                        0
      WITH      ----------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                                 79,701 Units**
- --------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         79,701 Units**
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         19.7%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

                         CO
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





- -------------------------

**Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Raleigh GP Corp. is a general partner).

                                        SCHEDULE 13D

  CUSIP NO.   N/A                                              Page 4 of 8 Pages
           ---------

- --------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Rockland Partners, Inc.
- --------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                         (b) [ ]


- --------------------------------------------------------------------------------
  3      SEC USE ONLY


- --------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

                  N/A
- --------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)


- --------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OR ORGANIZATION

                  Delaware
- --------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                                   0
                 ---------------------------------------------------------------
    NUMBER OF     8     SHARED VOTING POWER
     SHARES
  BENEFICIALLY                   79,706 Units**
    OWNED BY     ---------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                        0
      WITH       ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                                 79,706 Units**
- --------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         79,706 Units**
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         19.7%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

                         CO
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





- -------------------------

**Reflects beneficial ownership of 5 Units by Rockland Partners, L.P. (of which Rockland Partners, Inc. is the general partner) and 79,701 Units beneficially owned by Raleigh Capital Associates L.P. (of which Rockland Partners, Inc. is a general partner).

                                 SCHEDULE 13D

  CUSIP NO.  N/A                                               Page 5 of 8 Pages
           --------

- --------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Zephyr Partners
- --------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
  3      SEC USE ONLY


- --------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

                  N/A
- --------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)


- --------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OR ORGANIZATION

                  New York
- --------------------------------------------------------------------------------
    NUMBER OF     7     SOLE VOTING POWER
     SHARES
                                   0
                ----------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER
    OWNED BY
                                 79,701 Units**
                ----------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER
    REPORTING
                                   0
                ----------------------------------------------------------------
     PERSON       10    SHARED DISPOSITIVE POWER
      WITH
                                 79,701 Units**
- --------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         79,701 Units**
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]


- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         19.7%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

                         PN
- --------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





- -------------------------

**Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Zephyr Partners is a general partner).

         This Amendment No. 1 amends certain information contained in the final amendment to Schedule 14D-1 (the "Final Amendment") filed by Raleigh Capital Associates L.P. ("Raleigh Capital"), Raleigh GP Corp., Rockland Partners,
Inc. and Zephyr Partners on August 6, 1996, which constituted the initial filing on Schedule 13D by such entities under Section 13(d) of the Act.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby supplemented and amended as follows:

         On August 15, 1996, representatives of Raleigh Capital met with the General Partner at the offices of the Partnership in Chicago, Illinois to inquire as to the terms of the proposed financing with BSS Capital II, L.L.C., an affiliate of Starwood Capital Group, L.P. ("Starwood"). At the meeting, Raleigh Capital's representatives stated their strenuous objection to the terms of the Starwood financing as described to them at such meeting and offered to use Raleigh Capital's best efforts to obtain superior financing proposals for the benefit of the Partnership and its Unitholders. To ensure that the Partnership did not risk loss of the Starwood proposal if a superior financing facility could not be obtained, Raleigh Capital offered to provide to the Partnership financing substantially identical to the Starwood proposal in such an event.

         On August 16, 1996, Raleigh Capital sent a letter to the General Partner confirming the discussions held at the August 15, 1996 meeting, a copy of which is attached hereto as Exhibit 1.

         On August 19, 1996, the General Partner sent a letter to Raleigh Capital, a copy of which is attached hereto as Exhibit 2, indicating that although an agreement had not been reached on the Starwood financing, the Partnership would not currently negotiate any other offers for financing similar to the Starwood financing.

         On August 20, 1996, Raleigh Capital sent another letter to the General Partner, a copy of which is attached hereto as Exhibit 3, in connection with its proposed replacement financing of the Starwood proposal, offering the opportunity for all Unitholders to realize $500 per Unit (less the amount to be received upon acceptance of Raleigh Capital's financing proposal), to the extent permitted by the Partnership Agreement. Such supplemental offer was made subject to the condition that the General Partner accept Raleigh Capital's financing proposal.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby supplemented and amended by adding the following, copies of which are attached hereto as exhibits:

         (1) Letter dated August 16, 1996 from Raleigh Capital to the General Partner.

         (2) Letter dated August 19, 1996 from the General Partner to Raleigh Capital.

         (3) Letter dated August 20, 1996 from Raleigh Capital to the General Partner.

                                   Signatures


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 1996           RALEIGH CAPITAL ASSOCIATES L.P.
                                  By:   Raleigh GP Corp., General Partner


                                           By:     /s/ Peter Braverman
                                                ------------------------------
                                                   Name:   Peter Braverman
                                                   Title:  Vice President

                                  By:   ROCKLAND PARTNERS, INC.,
                                        General Partner


                                           By:     /s/ Jonathan H. Paul
                                                -------------------------------
                                                   Name:   Jonathan Paul
                                                   Title:  Vice President

                                  By:   ZEPHYR PARTNERS
                                        By:   GP Aeolus Inc., General Partner


                                           By:     /s/ Edward Mattner
                                                -------------------------------
                                                   Name:   Edward Mattner
                                                   Title:  Vice President

                                  By:  AREHGP INC., General Partner


                                           By:     /s/ John Saldarelli
                                                --------------------------------
                                                   Name:   John Saldarelli
                                                   Title:  President

                                  RALEIGH GP CORP.


                                           By:     /s/Peter Braverman
                                                --------------------------------
                                                   Name:   Peter Braverman
                                                   Title:  Vice President




[Amendment No. 1 to Schedule 13D]

                                   Signatures

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 1996           ROCKLAND PARTNERS, INC.
                                  By:     /s/ Jonathan H. Paul
                                       ------------------------------
                                           Name:   Jonathan Paul
                                           Title:  Vice President

                                  ZEPHYR PARTNERS
                                  By:   GP Aeolus Inc., General Partner


                                  By:     /s/ Edward Mattner
                                         -----------------------------
                                           Name:   Edward Mattner
                                           Title:  Vice President

                                  By:   AREHGP INC., General Partner


                                  By:     /s/ John Saldarelli
                                         ------------------------------
                                           Name:   John Saldarelli
                                           Title:  President




[Amendment No. 1 to Schedule 13D]

                                 Exhibit Index

                                                                   Sequentially
Exhibit No.                     Description                       Numbered Page
- -----------                     -----------                       -------------
   99.1               Letter dated August 16, 1996
                      from Raleigh Capital to the
                      General Partner

   99.2               Letter dated August 19, 1996 from
                      the General Partner to Raleigh Capital

   99.3               Letter dated August 20, 1996 from
                      Raleigh Capital to the
                      General Partner